UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions; uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; compliance with restrictive debt covenants under the Company’s senior convertible notes; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition

Following this cover page are the preliminary unaudited condensed consolidated financial results for the three months ended June 30, 2013 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31 and June 30, 2013

	March 31,	June 30,
	2013	2013
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	1,494,099	1,560,024	254,184
Accounts receivable, less allowance for doubtful accounts
(March 31, 2013: RMB14,112; June 30, 2013: RMB14,592)	73,076	75,425	12,289
Inventories	10,265	10,770	1,755
Prepaid expenses and other receivables	11,602	12,317	2,006
Debt issuance costs	3,678	3,626	591
Deferred tax assets	5,454	5,609	914
Total current assets	1,598,174	1,667,771	271,739
Property, plant and equipment, net	468,272	503,775	82,083
Non-current prepayments	212,633	214,114	34,887
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2013: RMB36,361; June 30, 2013: RMB36,497)	249,370	242,539	39,518
Inventories	39,730	41,159	6,706
Intangible assets, net	125,170	124,015	20,206
Available-for-sale equity securities	88,404	111,407	18,152
Other investment	189,129	189,129	30,816
Debt issuance costs	11,667	10,598	1,727
Deferred tax assets	3,727	1,772	289
Total assets	2,986,276	3,106,279	506,123

LIABILITIES
Current liabilities
Bank loan	50,000	50,000	8,147
Accounts payable	9,890	10,556	1,720
Accrued expenses and other payables	84,006	58,780	9,578
Deferred revenue	172,328	176,191	28,708
Amounts due to related parties	11,241	16,871	2,749
Income tax payable	4,983	1,975	322
Total current liabilities	332,448	314,373	51,224
Convertible notes	751,781	750,086	122,216
Non-current deferred revenue	530,258	591,918	96,444
Other non-current liabilities	107,158	120,318	19,604
Deferred tax liabilities	23,168	23,919	3,897
Total liabilities	1,744,813	1,800,614	293,385

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31 and June 30, 2013 - (continued)

	March 31,	June 30,
	2013	2013
	RMB	RMB	US$
	(in thousands except share data)
EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2013 and
June 30, 2013, respectively	50	50	8
Additional paid-in capital	798,221	798,221	130,058
Treasury stock, at cost (March 31, 2013 and June 30, 2013: 136,899 shares, respectively)	(2,815)	(2,815)	(459)
Accumulated other comprehensive income	18,256	49,399	8,049
Retained earnings	423,420	456,326	74,352
Total equity attributable to China Cord Blood Corporation	1,237,132	1,301,181	212,008
Non-controlling interests	4,331	4,484	730
Total equity	1,241,463	1,305,665	212,738
Total liabilities and equity	2,986,276	3,106,279	506,123

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months ended June 30, 2012 and 2013

	Three months ended June 30,
	2012	2013
	RMB	RMB	US$
	(in thousands except share data)

Revenues	115,330	128,721	20,974
Direct costs	(24,389)	(24,492)	(3,991)
Gross profit	90,941	104,229	16,983
Operating expenses
Research and development	(2,263)	(2,523)	(411)
Sales and marketing	(19,220)	(28,424)	(4,631)
General and administrative	(25,060)	(27,402)	(4,465)
Total operating expenses	(46,543)	(58,349)	(9,507)
Operating income	44,398	45,880	7,476
Other expense, net
Interest income	3,329	4,182	681
Interest expense	(10,176)	(14,758)	(2,405)
Exchange gain/(loss)	10	(124)	(20)
Dividend income	2,420	8,722	1,421
Others	236	530	86
Total other expense, net	(4,181)	(1,448)	(237)
Income before income tax	40,217	44,432	7,239
Income tax expense	(6,335)	(11,373)	(1,853)
Net income	33,882	33,059	5,386
Net income attributable to non-controlling interests	(2,789)	(153)	(25)
Net income attributable to China Cord Blood Corporation’s shareholders	31,093	32,906	5,361

Net income per share:
Attributable to ordinary shares
- Basic	0.41	0.40	0.07
- Diluted	0.41	0.40	0.07

Other comprehensive income
- Net effect of foreign currency translation, net of nil tax	(1,417)	6,805	1,109
- Net unrealized (loss)/gain in available-for-sale equity securities, net of nil tax	(22,574)	24,338	3,966
Comprehensive income	9,891	64,202	10,461

Comprehensive income attributable to non-controlling interests	(2,787)	(153)	(25)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	7,104	64,049	10,436

Other Events

On August 26, 2013, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months ended June 30, 2013. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated August 26, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: August 26, 2013